December 17, 2025

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Energous Corporation Registration Statement on Form S-3

Filed October 8, 2025

File No. 333-290783

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Energous Corporation (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on Friday, December 19, 2025, or as soon thereafter as practicable.

Please call Ned Prusse of Perkins Coie LLP, counsel to the Company, at (303) 291-2374 as soon as the Registration Statement has been declared effective.

Respectfully submitted,

By:	/s/ Mallorie Burak
Mallorie Burak
Chief Executive Officer and Chief Financial Officer